Exhibit 99.5

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent under the Senior Facility Agreement (as defined below)

From:               International Game Technology PLC, as Obligors’ Agent under the Senior Facility Agreement

14 June 2019

CONFIDENTIAL

Ladies and Gentlemen:

Request - Senior Facility Agreement dated 25 July 2017, as amended 18 December 2018, for the €1,500,000,000 term loan facility among International Game Technology PLC, as the Borrower; the entities listed in Part I of Schedule 1 thereto, as the Original Guarantors; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the financial institutions listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent (the “Senior Facility Agreement”)

1.                                      Introduction

1.1                               Reference is hereby made to: (a) the Senior Facility Agreement and (b) the invitation letter dated the date hereof (the “Invitation Letter”) from Mediobanca — Banca di Credito Finanziario S.p.A. and Bank of America Merrill Lynch International Designated Activity Company, as global coordinators (the “Global Coordinators”) to the Lenders.

1.2                               Unless a contrary indication appears, a term defined in the Senior Facility Agreement has the same meaning when used in this letter.

1.3                               By means of this letter, the Borrower requests that the Lenders consent to certain proposals with respect to the Senior Facility Agreement.

2.                                      Proposals

As contemplated by the Invitation Letter, the Borrower hereby requests the consent of the Lenders to the following proposals (collectively, the “Proposals”):

2.1                               That the Majority Lenders agree to the definition of Permitted Restricted Payment in Clause 1.1 (Definitions) of the Senior Facility Agreement being amended in its entirety to read as follows:

“Permitted Restricted Payment” means any of the following:

(a)                                 a Permitted Transaction;

(b)                                 subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable,

(c)                                  for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a) and (b) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (e) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(d)                                 any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(e)                                  any Restricted Payments made in connection with share capital of the Borrower owned by management of the Group as part of an employee compensation plan, including stock-based compensation and management incentive plans.

2.2                               That the Majority Lenders agree to paragraph (o) of the definition of Permitted Security in Clause 1.1 (Definitions) of the Senior Facility Agreement being amended in its entirety to read as follows:

(o)                                 any Security not permitted by Clause 23.7 (Negative Pledge) securing Financial Indebtedness incurred in the ordinary course of business of the Group which in aggregate does not at any time exceed US$125,000,000 (or its equivalent in other currencies), (1) with the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) being the outstanding principal amount of the Financial Indebtedness from time to time and (2) if the Financial Indebtedness is incurred by a person which is not a member of the Group and secured by Security over the equity interests in such person granted by one or more members of the Group, then the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) shall equal the product of the outstanding principal amount of such Financial Indebtedness from time to time and the aggregate percentage of equity interests owned by all members of the Group in such person.

2.3                               That the Super Majority Lenders approve the transformation of Lottomatica Holding S.r.l. from a società a responsabilità limitata into a società per azioni, it being understood that, on or before the date which is twenty (20) days following such transformation, a deed of acknowledgment, extension and confirmation, in form and substance satisfactory to the Agent, will be entered into in respect of the Transaction Security over the corporate capital of the Lottomatica Holding S.p.A. for the Lenders to continue to benefit from Transaction Security equivalent to that which was in effect before such transformation.

2.4                               That the Majority Lenders agree to the following definitions in Clause 44 (Contractual Recognition of Bail-in) of the Senior Facility Agreement being amended in their entirety to read as follows or being inserted as applicable:

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)                                 in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)                                 in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Write-down and Conversion Powers” means:

(a)                                 in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)                                 in relation to any other applicable Bail-In Legislation:

(i)                                     any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that Bail-In Legislation; and

(c)                                  in relation to any UK Bail-In Legislation:

(i)                                     any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that UK Bail-In Legislation.

2.5                               That the Majority Lenders agree to the following clause being inserted after Clause 44 (Contractual Recognition of Bail-in) of the Senior Facility Agreement:

45                                  ACKNOWLEDGEMENT REGARDING ANY SUPPORTED QFCS

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any hedging agreement or other derivative transaction or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support:

(a)                                 In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)                                 In this Clause 45:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. § 1841(k)) of such party.

“Covered Entity” means any of the following:  (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R.

§ 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

3.                                      Consent Fee and Consent Deadline

3.1                               The Borrower hereby requests that the Agent seek and obtain the consent of the Lenders to the Proposals in the form attached hereto as Schedule A and, if the Agent obtains the consent of the Super Majority Lenders to the Proposals, that the Agent sign a copy of this letter and return it to the Borrower. The Borrower will then instruct Clifford Chance to reflect the amendments contemplated by the Proposals in a revised conformed copy of the Senior Facility Agreement and arrange for it to be delivered to the Agent for circulation to the Lenders. The date on which the Proposals take effect, being the date specified in the copy of this letter which has been countersigned by the Agent in accordance with this Section 3.1, the “Proposal Effective Date”.

3.2                               In consideration of the Super Majority Lenders consenting to the Proposals on or before 18 July 2019 (subject to extension pursuant to Section 3.4) (the “Consent Deadline”) to the extent that the Super Majority Lenders consent to the Proposals on or before the Consent Deadline, the Borrower will pay a consent fee (the “Consent Fee”) to each Lender which consents to the Proposals (a “Consenting Lender”) equal to the product of ten (10) one-hundredths of one per cent. (0.10%) and such Consenting Lender’s Commitment, provided that a Lender who does not consent to the Proposals will not receive the Consent Fee.

3.3                               The Consent Fee will be paid through the Agent (in accordance with Clause 30.1 (Payments to the Agent) of the Senior Facility Agreement) on or before the date which is five (5) Business Days following the Proposal Effective Date.

3.4                               The Borrower reserves the right (a) to withdraw the request that the Agent seek and obtain the consent of the Lenders to the Proposals at any time prior to the then current Consent Deadline and (b) to extend the Consent Deadline at any time prior to the then current Consent Deadline.

4.                                      Miscellaneous

4.1                               The Repeating Representations are true on the date of this letter and will be deemed to be made on the Proposal Effective Date.

4.2                               The provisions of the Finance Documents shall, save as amended by the amendments contemplated by the Proposals, continue in full force and effect and shall incorporate the amendments contemplated by the Proposals. The Borrower confirms for the benefit of the Finance Parties that, after giving effect to the amendments contemplated by the Proposals, the guarantees of the Guarantors and the Security created pursuant to the Security Documents will remain in full force and effect.

4.3                               This letter is a Finance Document for the purposes of the Senior Facility Agreement.

4.4                               The provisions of Clause 36 (Remedies and Waivers), Clause 42 (Governing Law) and Clause 43 (Enforcement) of the Senior Facility Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those provisions to “this Agreement” are or include references to this letter.

4.5                               This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of copy of this letter.

SCHEDULE A

Form of Response

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent under the Senior Facility Agreement (as defined below)

Copy:              Mediobanca — Banca di Credito Finanziario S.p.A. and Bank of America Merrill Lynch International Designated Activity Company, as Global Coordinators

From:               [Insert Lender name], as a Lender under the Senior Facility Agreement (the “Responding Lender”)

[•] 2019

CONFIDENTIAL

Request - Senior Facility Agreement dated 25 July 2017, as amended 18 December 2018, for the €1,500,000,000 term loan facility among International Game Technology PLC, as the Borrower; the entities listed in Part I of Schedule 1 thereto, as the Original Guarantors; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the financial institutions listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent (the “Senior Facility Agreement”)

The Responding Lender refers to the letter dated 14 June 2019 from the Borrower to the Agent (the “Request Letter”). Terms defined in the Request Letter shall have the same meaning when used in this response.

The Responding Lender hereby advises the Agent that it [consents][does not consent]* to the Proposals.

The Responding Lender authorises the Agent, subject always to Clause 27 of the Senior Facility Agreement (Role of the Agent, the Arranging Parties, the Global Coordinators, and Others), to sign a copy of the Request Letter.

[Insert Lender name]

Signed:
Name:
Title:

*  Delete as appropriate.

Yours faithfully

International Game Technology PLC as Obligors’ Agent

By	/s/ Claudio Demolli
Claudio Demolli,
Treasurer

The Agent confirms on behalf of the Finance Parties that the Super Majority Lenders consent to the Proposals and that the Proposal Effective Date will be 18 July 2019.

Mediobanca — Banca di Credito Finanziario S.p.A.

as Agent on its own behalf and on behalf of each Finance Party

By	/s/ Stefania Peverelli
Print Name	Stefania Peverelli
Title	Authorized Signatory

Date:  18 July 2019

By	/s/ Simona Gherardi
Print Name	Simona Gherardi
Title	Authorized Signatory

Date:  18 July 2019